SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Media General, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

58441K100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. 58441K100	Page 2 of 12

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,938,971**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,938,971**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,971**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM4.

13G/A

CUSIP No. 58441K100	Page 3 of 12

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,938,971**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,938,971**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,971**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 58441K100	Page 4 of 12

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,938,971**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,938,971**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,971**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 58441K100	Page 5 of 12

1	NAME OF REPORTING PERSONS Highland Floating Rate Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,600,000**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,600,000**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 58441K100	Page 6 of 12

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,600,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,600,000**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 58441K100	Page 7 of 12

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,600,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,600,000**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 58441K100	Page 8 of 12

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,538,971**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,538,971**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,538,971**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Highland Floating Rate Opportunities Fund, a series of Highland Funds I, a Delaware statutory trust (the “Floating Rate Fund” and together with the Credit Fund, the “Funds”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand XVI, Inc., a Delaware corporation (“Strand XVI”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 (the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI and Ethan Powell is the President of NexPoint GP. NexPoint GP is the general partner of NexPoint. NexPoint serves as the investment advisor to the Credit Fund. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Floating Rate Fund. This Amendment relates to shares of Class A Common Stock (the “Common Stock”) of Media General, Inc., a Virginia corporation (the “Issuer”), held by the Funds.

Item 2(d)	Title of Class of Securities.

Item 2(d) of the Original 13G is hereby amended and restated to read as follows:

Voting Common Stock

Item 2(e)	CUSIP Number.

Item 2(e) of the Original 13G is hereby amended and restated to read as follows:

58441K100

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Credit Fund is the beneficial owner of 4,938,971 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 4,938,971 shares of Common Stock held by the Credit Fund.

The Floating Rate Fund is the beneficial owner of 2,600,000 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Floating Rate Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 2,600,000 shares of Common Stock held by the Floating Rate Fund.

Mr. Dondero may be deemed the beneficial owner of the 7,538,971 Common Shares held by the Funds.

(b)	The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of 5.6% of the outstanding shares of Common Stock held by the Credit Fund.

The Floating Rate Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 2.9% of the outstanding shares of Common Stock held by the Floating Rate Fund.

Mr. Dondero may be deemed the beneficial owner of 8.5% of the outstanding shares of Common Stock held by the Funds.

The above percentages were determined by dividing the number of shares of Common Stock held by each of the Reporting Persons, respectively, by 88,347,211, which is the number of Common Shares outstanding as of October 31, 2014 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 6, 2014.

(c)	The Credit Fund has the sole power to vote and dispose of the 4,938,971 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 4,938,971 shares of Common Stock held by the Credit Fund.

The Floating Rate Fund has the sole power to vote and dispose of the 2,600,000 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 2,600,000 shares of Common Stock held by the Credit Fund.

Mr. Dondero has the shared power to vote and dispose of the 7,538,971 shares of Common Stock held by the Funds.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Ethan Powell
Name: Ethan Powell
Title: President

NEXPOINT ADVISORS GP, LLC

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	President

HIGHLAND FUNDS I, on behalf of its series Highland Floating Rate Opportunity Fund

By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Executive VP and Secretary

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	Secretary

/s/ James D. Dondero
James D. Dondero